

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 12, 2018

Edwin W. Hortman, Jr.
Executive Chairman, President and Chief Executive Officer
Ameris Bancorp
310 First St., S.E.
Moultrie, GA 31768

> **Re:** **Ameris Bancorp**
> **Registration Statement on Form S-4**
> **Filed April 5, 2018**
> **File No. 333-224162**

Dear Mr. Hortman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Jody L. Spencer, Esq.